FIRST INDIANA BANK
Leader, Bud Melton
ID# 9233134
4/16/2003

Date of Transcription: April 18, 2003

Operator:

Good morning. My name is Jennifer and I will be your conference facilitator today. At this time I would like to welcome everyone to the First Indiana Corporation first quarter earnings conference call. All lines have been placed on mute to prevent any background noise. After the speaker's remarks there will be a question and answer period. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key.

Thank you. Mr. Melton, you may begin your conference.

Bud Melton:

Thank you and good morning to everyone. In our presentation to you today and then in the course of answering your questions we may make statements that are forward-looking. A statement of our plans, initiative, expectations, objectives, strategies, forecasts, expected results and similar expressions may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. We intend these forward-looking statements to be covered by the Private Securities Litigation Reform Act of 1995 and invoke those safe harbor provisions. These statements are not guarantees of future performance or events. The actual accomplishment of which involves certain risks and uncertainties that are difficult to predict. Therefore, actual future events may differ materially from what we discuss here today.

For a summary of various factors that may affect our future results, we refer you to the risk factors and other cautionary language contained in our report on Form 10K, which is on fill with the FCC.

As reflected in our press release that we released yesterday, net income was 4.7 million or thirty cents per share compared to last year's first quarter of 6.4 million or forty-one cents per share. The pertinent ratios for 2003 are an ROA of .86 and an ROE of 8.53.

The most significant item of note is that our provision for loan losses in the first quarter was 6.2 million, which is significantly higher than expectations. The need to increase the provisions so significantly at this time is very disappointing to us and we know it is to our shareholders and those who represent our stock in the investment community.

Though we regret having to deliver this news, we view the adequacy of our reserve for loan loss and the need to take prompt corrective charge-off actions very serious and fundamental to provide investors with clear and accurate financial statements about the corporation.

First Indiana is continuing its transformation to a national bank. Unfortunately, while this is a perfect time for this transition from a market perspective because of the complete turmoil in the Indianapolis marketplace and our proven ability to present commercial clients with our trusted advisor strategy, we continue to have lending problems as we complete this transformation.

Our comparatively high provision expense this quarter rests in two separate instances. First, we had net charge-offs and business lending of 2.4 million, which included a $2.5 million charge on a loan identified as non-performing in the fourth quarter of 2002. This charge was made following continued analysis of the amount, which is likely to be collected on this credit.

The second situation involves our very recent uncovering of an under-collateralized construction loan in one of our out-of-state construction lending offices. While we are still investigating the matter and gathering all of the facts, we believe our investigation of this incident has been thorough enough to date, however, to predict the consequences to protect the integrity of our financial statements. The evaluation has led us to increase the provision now for loan losses, which we expect to book in quarter two of this year after our evaluation is completed and documented.

These two situations coupled with our concern to insure we provide added coverage in our loan portfolios have led to the increased levels of reserves. As painful as these charges to income have been, they have moved First Indiana from thrift-like reserves to a more bank-like level of reserves. Reflective of the reserve increases are several key metrics. Allowance for loan losses to loans is now 2.51%, up from 2.42% as of December 31st. This compares favorably to our peer analysis of 1.55%.

Our allowance for loan losses to non-performing loans is 98%, down slightly from the 103% at December 31. We do have a very strong equity-to-asset ratio of 9.79% and our allowance to charge-offs is a healthy 2.8 times.

Although this discovery of the loan issues surfaced subsequent to the end of the quarter, we have elected to classify it in our non-performing loan category at 3/31, which has the natural effect of increasing that figure. Our non-performing loans at 3/31 stand now at 49.1 million, up from its 12/31 level by six million.

A review of our non-performing loans portfolio-by-portfolio does reveal some good news, however. Business non-performers decreased from 21.8 million to 14.3 million. Consumer, residential and OREO (phonetic) balances each have decreased, which reflect the efforts to work through the collections and foreclosure process. We are very pleased with this trend, particularly in light of the continued higher level of foreclosures nationwide, and particularly in Indiana. Construction non-performers, unfortunately, have increased, however, from 4.3 million to 14.1 million.

We do have good data about our business lending portfolio to share with you. Our average loan size is $267,000. The majority of our business loans have variable rates, which will add margin to our income statement if rates increase, and we have a diversified portfolio. Our highest industry concentration is only 12%, and we have 122 relationships over a million dollars. The majority of our C&I loans are originated within 100 miles of Indianapolis.

To further demonstrate our commitment to our change to a national bank, we also want to let you know of some management changes we are making to strengthen our credit functions in our business lending. Early in 2003 we engaged a corporate recruiter to solicit a new chief credit officer for the corporation. We have asked our current chief credit officer to assume a deputy chief credit officer position. His statistical modeling has been praised by regulators in the past, and we want to maintain that strength while we systematically upgrade the position with a proven commercial banker. We hope to announce our selected candidate during this second quarter.

Secondly, we have asked the old head of our commercial lending area to assume a new role as manager of our national construction lending. The reasons for this are to ensure the same credit review and management of our out-of-state lending offices as we have in our Indiana offices. This will increase the management of these offices by a very senior officer within the bank.

As a result of this transfer, we will now begin an active recruitment for a new head of our business lending division. We want to select a proven C&I loan manager with a long history of successful business lending who can lead this portfolio development with a credit quality that we all expect. We know that many of you have thought these changes were long overdue. We will now move with dispatch to regain your confidence in the credit quality of the corporation.

The acquisition of Metro Bank was completed on January 13th and we are very pleased to welcome the clients and associates of Metro Bank into First Indiana. The integration of Metro Bank is proceeding as planned, with an April 28th date for the final systems conversion and name change. We expect that the transaction will be accretive to earnings by the fourth quarter of 2003. This acquisition materially improves our presence in the affluent and rapidly growing Hamilton County, Indiana market and solidifies our number one deposit market share in that county. We are also pleased to report that we have only lost one sales associate and to date have only lost one cash management account for reasons we think are unrelated to the merger.

As a result, to date our deposit retention is proceeding better than our initial projections. This acquisition has obviously impacted the corporation's balance sheet and income statement and I will attempt to give you some relevant statistics.

Total loan outstandings increased to 1.9 billion on March 31st, a 9.5% increase over the same period in 2002. If you exclude Metro Bank, this increase was three percent.

Business loans increased 32%. Excluding Metro loans, this increase was only 14% and more indicative of the growth rate we desire in this portfolio. It allows us to increase our emphasis on smaller credits. Commercial real estate increased 23%. Consumer decreased one percent, and if you exclude the Metro loans, it was off five percent. This decrease is reflective of the rapid refinancings within the home mortgage market, which often leads to prepayment of the home equity loans which make up the vast majority of our consumer loan portfolio.

Core deposits, which we define as checking and savings deposits increased ten percent. Checking accounts were up 23%, and if you exclude Metro, they were up 11%.

Net interest margin for the first quarter was 3.73%, 15 basis points increase over the same period last year and a five basis point increase over 12/31.

Our margin has begun to rebound following the rate reduction by the Fed in November. As we have reported, we are an asset sensitive company whose margin is compressed in falling rates and rebounds as liability repricings occur. Obviously, if the Fed maintains its current rate structure or increases rates, our performance should improve.

We are pleased with this increase in margin, particularly in light of the low level interest rates and the ability of banks to reduce funding costs in step with the continued decline in loan rates.

Non-interest income increased 11% over the first quarter of 2002. Fee income growth in key areas has been strong. Somerset (phonetic) is up ten percent. Historically the first quarter is a very strong quarter for them due to their year end tax work and audit work.

Loan and deposit charges are up 21%. Metro Bank's primary contribution to non-interest income is in this area. Excluding Metro, we are up 14%.

Trust fees are up eight percent. Offsetting these improvements were prepayment and impairment charges on loan servicing, which reduced loan servicing income from $231,000 in the first quarter of 2002 to a minus $97,000 in the first quarter of 2003.

That concludes our prepared remarks, and now we will be pleased to address any questions with the assistance of the conference operator.

Operator: At this time I would like to remind everyone in order to ask a question, please press star and then the number one on your telephone keypad.

Your first question comes from Fred Cummings.

Fred Cummings: Good morning.

Bud Melton: Good morning, Fred, how are you?

Fred Cummings: Good. Bud, can you elaborate on this out-of-state credit? One, can you tell us which state it is in, two, when you used the word "under collateralization" that suggests possible fraud activity is present here.

Bud Melton: I will tell you the state is North Carolina. We are not prepared at this point in time to give you confirmation that there is fraud there. As I mentioned, we uncovered this after the end of the first quarter. Obviously, we have been dispatching our auditors and our security people, etc., to try to uncover all of the facts, along with visiting with the borrower and all of the associates involved. But we just don't have enough facts at this point in time to try to tell you much more than that. We have been able to size the exposure and that is why we went ahead and took the increase in provision this quarter, as well as added the loan involved into our non-performing.

Fred Cummings: Bud, just to clarify on the exposure, what are you estimating as your worst case loss? Or are you comfortable giving that number right now for this particular loan?

Bud Melton: It is too premature to give it, but I will just suggest to you that we think that the provision that we have increased in the first quarter here should be sufficient to cover any potential exposure we might have in that loan. Particularly when you add in the fact that we have got another quarter of our normal building reserves that we would have there, so we feel that we have got this thing covered as we stand.

Fred Cummings: Okay. Two other questions, Bud, looking at charge-offs and the home equity portfolio up slightly six basis points, how do you see those trending and can you talk about what is going on? You may have it here in your handout, but what is happening with delinquency trends in that portfolio?

Bud Melton: We have been really pleased with those trends. In fact, had we not had the surprise at the end of the first quarter, beginning of the second, we probably would have made that the highlight of our presentation today that the trends in our delinquencies of our consumer portfolio are turning very nicely downward. And charge-offs, while they are bumping around, they are within the realm that we had forecasted, in fact, maybe even slightly better.

Fred Cummings: Lastly, Bud, with respect to the loan growth, I know the numbers are somewhat distorted by the Metro Bank deal. Can you characterize your commercial loan growth excluding Metro?

Bud Melton: Well, let me characterize it this way. We are trying to slow down our loan growth a little bit. We have had pretty substantial loan growth in our C&I portfolio over the last couple of years and we are a little worried that maybe this growth has caused us some growing pains in this transformation to our national income charter. So we are trying to slow down that loan growth. We are not trying to grow in the high double digits that we have been growing that portfolio. We are slowing it down pretty significantly and we are really focused exclusively on strong credits. And part of it is to ensure we get these new people aboard that they will have some influence in that as well.

Fred Cummings: Okay. Thanks, Bud.

Bud Melton: Thank you. We appreciate the questions, Fred.

Operator: Your next question comes from Steve Covings.

Steve Covings: Good morning.

Bud Melton: Good morning, Steve, how are you today?

Steve Covings: Pretty good. How are you?

Bud Melton: Fine, thank you.

Steve Covings: Fred touched on a lot of the topics I wanted to touch on, but just very quickly, did I hear correctly that you thought that based on the investigation you have done to date you expected another increased level of provision in the second quarter? Did you say that, or did I mishear that?

Bud Melton: I hope I did not say that.

Steve Covings: Okay.

Bud Melton: I did not intend to say that. What I said, and hopefully everyone else heard it, with the additional provision we took in the first quarter along with our natural provision that we provide for each quarter, which would be the second quarter, we are pretty confident that we have got this thing covered so that there will not be an increase in the provision in the second quarter. That is our hope at this point in time.

Steve Covings: Okay, I understand. And then again on the reduction in the non-performers in the business category, does that relate specifically to the two credits that you added in the fourth quarter? Or are those credits still on there?

Bud Melton: One of them, but it is just a systematic reduction of we are really working on a lot of our non-performers to get them down and it is just that they have been on there for a year and they are starting to work their way off.

Steve Covings: Okay.

Bud Melton: So we are seeing some real fundamental decrease of different credits.

	Some have been paid off, some have been moved to other banks, etc., so we are very pleased with that movement.
Steve Covings:	Okay. And then lastly, can you maybe refresh my memory a little bit. What are your expense saves expectations in Metro Corp?
Bud Melton:	I don't think we ever gave you specific number.
Steve Covings:	Okay.
Bud Melton:	Good try there, my friend. But we did suggest to you that we would be accretive after the end of the first year. And we think, actually now, that we will clearly be able to do that. In fact, it is probably going to maybe even be near the end of the third quarter that we think this thing could be pretty accretive. The institution loan portfolio is holding up very, very well. As I said, we have only lost one salesperson. I have been out on sales calls with every Metro client that I can talk to and we are very excited about the presence of us in Hamilton County, which is the fastest growing county not only in Indiana, but the Mid West. And in fact, after we get off this conference call, today is our annual meeting and we are holding it in Noblesville, for the first time outside the city of Indianapolis as our statement to the community that we are the local bank here to provide business banking services to Hamilton County.
Steve Covings:	Okay. And then as a follow up was there anything unusual or non-recurring in the expense category other than the $100,000 that you highlighted in the text?
Bud Melton:	No. No.
Steve Covings:	Okay. So year-over-year is excluding Metro Corp is like a ten percent increase in earnings, is that –
Bud Melton:	Increase in expenses.
Steve Covings:	-- current expenses.
Bud Melton:	Right.

Steve Covings: Okay.

Bud Melton: Bill is going to address that.

Bill: Steve, and in the expenses in the press release you will also note that we have a little bit of discussion. The first quarter of last year was probably more unusual than this quarter.

Steve Covings: Okay.

Bill: Okay.

Steve Covings: I understand. Okay, thanks guys.

Bud Melton: Thank you very much, Steve. We appreciate it.

Operator: You have a follow up question from Fred Cummings.

Bud Melton: Okay.

Fred Cummings: Hey Bud, can you just talk about the regional economy in central Indiana? What is your sense of how things are progressing there? I know you are pretty well plugged into things.

Bud Melton: Well, we have been down. I characterize Indiana as in the manufacturing sense, using sort of a play on accounting terms; we are an outsourced state, so we are first out, last in state in manufacturing. A lot of the things that are manufactured in Indiana are sent to the automotive giants and other industries. We are heavy in the RV industry in the north part of the state. We are not involved in any of that, but you read the news where Monoco (phonetic), which is one of the biggest manufacturers of RVs, closed down their plant and laid off 400 people for a week and laid the people off more than that, but closed down the plant. We get bad news all the time, but we are really trying to get our business loan growth from clients that have been successful, that are diversified that are doing unique things for their products and they have a stable flow of income and sales that are not just to Indiana companies.

So the economy, while I would not – we are still in a recession, candidly. But you do see a few signs that it is starting to pop out a little bit. But it is still, we gave you a statistic I think last time, Indiana is expected to lead the country according to the Fannie Mae economists in foreclosures in 2003 as it did in 2002. So the economy is still kind of bad.

Unfortunately, we did get some really bad news in Indianapolis. We did not get involved in it with the economic development side of it, but they closed down the United hub here and laid off all of the mechanics there. That is a significant blow to our city and that will be hard to replace, candidly.

Offsetting that, though, Federal Express continues to expand their hub and we understand anecdotally, we don't have documented proof that they are really producing a record number of packages through the Federal Express hub here in Indianapolis. So the economy is okay, it is coming out. I do not personally see confidence by a lot of our businesses, though, to add plant equipment and people right now. We get this war over and get some good news and some economic sense; I think people here will feel a lot better about the future prospects.

Fred Cummings: Okay, Bud, and one last follow up. With respect to watch less credits and particularly as it relates to single family construction portfolio, clearly we are pretty late in the housing cycle; at least it feels to me possibly. Do you guys have any other large exposures in the single family construction side that you are watching very closely at this time? Or that are showing signs of weakness, I should say, Bud?

Bud Melton: Not really, none that have popped up. We do watch our residential construction builders very closely and that is one of the reasons we – it wasn't because of a concern that we have a systemic problem in our portfolio that we made the change, but I just wanted more leadership over in that area and that is why we moved the old head of our total commercial lending and just asked him to concentrate on our construction lending portfolios, both intrastate and interstate. Candidly,

	this problem that popped up was historically a very good builder of ours. But in some regional pockets you are getting some slow down in housing. As you said, we are late in the housing cycle and I think that is what happened here.
Fred Cummings:	Bud, if I may, just one last question.
Bud Melton:	Absolutely, as many as you want, my friend.
Fred Cummings:	These management changes that you are undertaking, is this in any way in response to any regulatory guidance you have been given?
Bud Melton:	No, absolutely not. These are all internally generated and initiated by myself, Bob and Marni.
Fred Cummings:	Okay. Thanks, Bud.
Bud Melton:	Yes.
Operator:	At this time I would like to remind everyone in order to ask a question, please press star and then the number one on your telephone keypad. At this time there are no further questions.
Bud Melton:	We would like to thank everybody for listening in on the call. If any subsequent questions do come up, please feel free to call myself, Bill Brunner or Marni McKinney and we will be pleased to respond to anything. Thank you very much.
Operator:	Thank you for joining today's conference. You may now all disconnect. [END OF CONFERENCE]